WOODSIDE

04046301

11 November 2004

SEC MAIL RECEIVED PROCESSING SECTION NOV 19 2004 WASH, D.C. 179

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 9 November 2004;
- Form 604 Notice of Change of Interests of Substantial Holder, lodged with the Australian Stock Exchange on 11 November 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 2 November 2004.

PSC-B, Block 4 Tiof-3 ST2 and Capitaine-1A

Tiof-3 ST2 Appraisal well
Preparations to flow test the well continued on the "West Navigator" drill ship.

Capitaine-1A Exploration Well
The "*Stena Tay*" rig drilled the well to the final total depth of 3130 metres, where wireline logs were acquired.

Evaluation of the logs indicates the well did not contain hydrocarbons, although excellent quality reservoir sands were intersected.

The well was plugged and abandoned, and at midnight on 8 November the "*Stena Tay*" was moving to the Tiof-4 appraisal well location to drill the bottom hole section.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B	PSC-C2
Woodside group companies (Operator)	53.846%	53.846%	48%
Hardman group companies	24.3%	21.6%	28.8%
BG group companies	13.084%	11.63%	--
Premier group companies	--	9.231%	--
Fusion group companies	4. 615%	--	--
ROC Oil group companies	4.155%	3.693%	3.2%
Energy Africa	--	--	20%


18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Merou
Nouakchott
18°N
Tiof-1
Tiof-2
Tiof-3
Tiof-4
Tevét-1
Banda-1
Chinguetti
Field
Capitaine-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
PSC-C
BLOCK 2
Dorade-1
Mauritania
Senegal
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
St Louis
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS

WOODSIDE

Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000
www.woodside.com.au A.B.N. 63 005 482 986

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	**GEODYNAMICS LIMITED**
ACN/ARSN	**095 006 090**

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD and each of its associates as set out in the Annexure to this Notice (such associates are together known as the "Group Companies")**
ACN/ARSN (if applicable)	**004 898 962**

There was a change in the interests of the substantial holder on	9 November 2004
The previous notice was given to the company on	3 June 2004
The previous notice was dated	3 June 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	11,554,503	15.46%	11,554,503	13.59%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
9/11/04	Woodside Petroleum Ltd and Group Companies	Dilution from issue of shares pursuant to a placement by the Company on 9/11/04.	Nil	11,554,503 fully paid ordinary shares	11,554,503

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd and Group Companies	Metasource Pty Ltd	Metasource Pty Ltd	Metasource Pty Ltd by reason of section 608(1) of the Corporations Act. Woodside Petroleum Ltd and Group Companies by reason of section 608(3) of the Corporations Act.	11,554,503 fully paid ordinary shares	11,554,503

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
North West Utilities Pty. Ltd. (in voluntary liquidation)	86.5% owned subsidiary
Woodside West Africa Pty. Ltd.	100% owned subsidiary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd	240 St Georges Terrace, Perth, Western Australia 6000
Metasource Pty Ltd	240 St Georges Terrace, Perth, Western Australia 6000
Group Companies	240 St Georges Terrace, Perth, Western Australia 6000

Signature

print name Frances Margaret KERNOT Capacity: Secretary

sign here F Kernot Date: 11 November 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) *See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.*

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE TO NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER

WOODSIDE GROUP COMPANIES

COMPANY NAME	ACN
Woodside Petroleum Ltd.	004 898 962
CONTROLLED ENTITIES	
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Glyde Point Pty. Ltd.	077 838 101
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
North West Utilities Pty. Ltd. (in voluntary liquidation)	087 222 535
Woodside Petroleum (Timor Sea 7) Pty. Ltd.	089 147 464
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania BV	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194
Woodside West Africa Pty. Ltd.	110 662 327